Exhibit 21.1

Subsidiaries of Celsius Holdings, Inc.
(as of December 31, 2024)

Entity Name	Jurisdiction of Organization
Celsius, Inc.	Nevada
Celsius Holdings, Inc.	Nevada
US Celsius Live Fit Global, LLC	Nevada
Big Beverages Contract Manufacturing L.L.C.	North Carolina
Celsius Live Fit Canada ULC	Canada
Celsius Live Fit Global	Delaware
Celsius Asia Holdings Limited	Hong Kong
Celsius China Holdings Limited	Hong Kong
Celsius (Beijing) Beverage Co., Ltd.	China
Celsius Live Fit Australia Pty Ltd	Australia
Celsius Live Fit New Zealand	New Zealand
Celsius European Holdings B.V.	Netherlands
Celsius Europe Oy	Finland
Celsius Finland Oy	Finland
Celsius Live Fit International Designated Activity Company	Ireland
Celsius Sweden AB	Sweden
Celsius Live Fit UK Limited	United Kingdom
Celsius Live Fit France Sàrl	France
Celsius Live Fit International II Designated Activity Company	Ireland
Celsius Live Fit Spain, S.L.U.	Spain